WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, California 92614

March 18, 2011

VIA EDGAR

Angela McHale, Attorney
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:         WNC California Housing Tax Credits III, L.P.
Preliminary Proxy Statement on Schedule 14A
Filed March 11, 2011
File No. 000-23908

Dear Ms. McHale:

We are in receipt of your letter dated March 17, 2011 to Wilfred N. Cooper, Jr. regarding the referenced matter.  I am Executive Vice President of WNC & Associates, Inc. and am authorized to respond.  Responses to the comments included in your letter are set forth below, numbered to correspond to the numbering used in your letter.  References included in the response letter are to the revised preliminary proxy statement being filed concurrently herewith.

1.           Please see the revisions to the first paragraph of the section entitled “Introduction.”

2.           Please see the new final paragraph to the section entitled “Proposal – Amendment to Partnership LPA.”

3.           Please see the revisions to the first paragraph of the section entitled “Anticipated Distributions and Allocations.”

4.           Please see the revisions to the second paragraph of the section entitled “Conflicts and Other Special Factors.”

The registrant acknowledges that:

•           the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

Angela McHale, Attorney
Securities and Exchange Commission
March 18, 2011

•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any further questions or comments in these regards.

Very truly yours,

                    /s/ David N. Shafer

David N. Shafer,
Executive Vice President of
WNC & Associates, Inc.

cc:         Paul G. Dannhauser, Esq.